Exhibit 99.1

PRESS RELEASE

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS

•	Global light vehicle production was down 7%, largely due to 16% decrease in Europe
•	Sales of $9.6 billion decreased 5%
•	Diluted earnings per share and adjusted diluted earnings per share decreased 40% and 31%, respectively
•	Reduced 2022 outlook to reflect expected lower light vehicle production assumptions and an increase in production input costs

AURORA, Ontario, April 29, 2022 — Magna International Inc. (TSX: MG; NYSE: MGA) today reported financial results for the first quarter ended March 31, 2022.

	THREE MONTHS ENDED
	March 31, 2022	March 31, 2021
Reported
Sales	$9,642	$10,179
Income from operations before income taxes	$420	$805
Net income attributable to Magna International Inc.	$364	$615
Diluted earnings per share	$1.22	$2.03
Non-GAAP Financial Measures(1)
Adjusted EBIT	$507	$770
Adjusted diluted earnings per share	$1.28	$1.86

All results are reported in millions of U.S. dollars, except per share figures, which are in U.S. dollars

(1)	Adjusted EBIT and Adjusted diluted earnings per share are Non-GAAP financial measures that have no standardized meaning under U.S. GAAP, and as a result may not be comparable to the calculation of similar measures by other companies. A reconciliation of these Non-GAAP financial measures is included in the back of this press release.

“First quarter results came in ahead of our expectations, with our sales again outpacing global light vehicle production. However, due to current geopolitical events and COVID-19 lockdowns in China, industry estimates for vehicle production have been lowered, and we are facing inflation and commodity headwinds. While these factors negatively impact our outlook, we remain committed to managing through short-term industry adversity and investing for our future.”

- Swamy Kotagiri, Magna’s Chief Executive Officer

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	1

THREE MONTHS ENDED MARCH 31, 2022

Adjusted EBIT came in ahead of our expectations for the first quarter of 2022. This was mainly the result of contribution earned on slightly higher sales and higher commercial items, partially offset by increased production input costs.

In the first quarter of 2022, global light vehicle production decreased 7%, largely due to a 16% decrease in Europe.

We posted sales of $9.6 billion for the first quarter of 2022, a decrease of 5% from the first quarter of 2021, mainly as a result of lower global light vehicle production and assembly volumes, and the net weakening of foreign currencies against the U.S. dollar, partially offset by the launch of new programs. Excluding foreign currency translation and divestitures net of acquisitions, sales decreased 2%.

Adjusted EBIT of $507 million in the first quarter of 2022 decreased 34% from the first quarter of 2021, and Adjusted EBIT as a percentage of sales decreased to 5.3% in the first quarter of 2022 compared to 7.6% in the first quarter of 2021, both largely as a result of higher production input costs.

Income from operations before income taxes was $420 million for the first quarter of 2022 compared to $805 million in the first quarter of 2021.  Included in Income from operations before income taxes in the first quarter of 2022 was Other expense of $61 million, comprised of realized and net unrealized losses on the revaluations of investments. Included in Income from operations before income taxes in the first quarter of 2021 was Other income, net of $58 million, comprised of gains on business combinations and unrealized gains on the revaluations of investments, partially offset by restructuring costs. Excluding Other expense (income), net from the first quarters of 2022 and 2021, income from operations before income taxes decreased $266 million in the first quarter of 2022 compared to the first quarter of 2021.

Net income attributable to Magna International Inc. was $364 million for the first quarter of 2022 compared to $615 million in the first quarter of 2021.  Net income attributable to Magna International Inc. included Other expense of $48 million after tax and Adjustments to Deferred Tax Valuation Allowances of $29 million for the first quarter of 2022 and Other income, net of $49 million after tax for the first quarter of 2021. Excluding Other expense (income), net and Adjustments to Deferred Tax Valuation Allowances from both periods, net income attributable to Magna International Inc. decreased $183 million in the first quarter of 2022 compared to the first quarter of 2021.

Diluted earnings per share decreased to $1.22 in the first quarter of 2022, compared to $2.03 in the comparable period, and Adjusted diluted earnings per share decreased 31% to $1.28 compared to $1.86 in the first quarter of 2021.

In the first quarter of 2022, we generated cash from operations before changes in operating assets and liabilities of $749 million and used $569 million in operating assets and liabilities. Investment activities for the first quarter of 2022 included $238 million in fixed asset additions, a $64 million increase in investments, other assets and intangible assets, and $2 million in public and private equity investments.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	2

RETURN OF CAPITAL TO SHAREHOLDERS

During the three months ended March 31, 2022, we paid dividends of $133 million and repurchased for cancellation 5.8 million shares for $383 million.

Our Board of Directors declared a first quarter dividend of $0.45 per Common Share, payable on May 27, 2022 to shareholders of record as of the close of business on May 13, 2022.

SEGMENT SUMMARY

	For the three months ended March 31,
($Millions)	Sales			Adjusted EBIT
	2022	2021	Change	2022	2021	Change
Body Exteriors & Structures	$4,077	$4,025	$52	$229	$327	$(98)
Power & Vision	3,046	3,156	(110)	154	297	(143)
Seating Systems	1,376	1,303	73	49	55	(6)
Complete Vehicles	1,275	1,850	(575)	50	80	(30)
Corporate and Other	(132)	(155)	23	25	11	14
Total Reportable Segments	$9,642	$10,179	$(537)	$507	$770	$(263)

	For the three months ended March 31,
	Adjusted EBIT as a percentage of sales
	2022	2021	Change
Body Exteriors & Structures	5.6%	8.1%	(2.5)%
Power & Vision	5.1%	9.4%	(4.3)%
Seating Systems	3.6%	4.2%	(0.6)%
Complete Vehicles	3.9%	4.3%	(0.4)%
Consolidated Average	5.3%	7.6%	(2.3)%

For further details on our segment results, please see our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	3

2022 OUTLOOK

We disclose a full-year Outlook annually in February with quarterly updates. The following Outlook is an update to our previous Outlook in February 2022.

Updated 2022 Outlook Assumptions

	Current	Previous
Light Vehicle Production (millions of units)
North America	14.7	15.2
Europe	16.4	18.5
China	24.4	24.2

Average Foreign exchange rates:
1 Canadian dollar equals	U.S. $ 0.790	U.S. $ 0.800
1 euro equals	U.S. $ 1.091	U.S. $ 1.130

Updated 2022 Outlook

	Current	Previous
Segment Sales
Body Exteriors & Structures	$15.8 - $16.4 billion	$16.2 - $16.8 billion
Power & Vision	$11.6 - $12.0 billion	$11.9 - $12.3 billion
Seating Systems	$5.2 - $5.5 billion	$5.4 - $5.7 billion
Complete Vehicles	$5.2 - $5.5 billion	$5.8 - $6.1 billion
Total Sales	$37.3 - $38.9 billion	$38.8 - $40.4 billion

Adjusted EBIT Margin(2)	5.0% - 5.4%	6.0% - 6.4%

Equity Income (included in EBIT)	$70 - $100 million	$70 - $100 million

Interest Expense, net	Approximately $90 million	Approximately $80 million

Income Tax Rate(3)	Approximately 21%	Approximately 21%

Net Income attributable to Magna(4)	$1.3 - $1.5 billion	$1.7 - $1.9 billion

Capital Spending	Approximately $1.8 billion	Approximately $1.8 billion

Notes:

(2)	Adjusted EBIT Margin is the ratio of Adjusted EBIT to Total Sales
(3)	The Income Tax Rate has been calculated using Adjusted EBIT and is based on current tax legislation
(4)	Net Income attributable to Magna represents Net Income excluding Other expense (income), net

Our Outlook is intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Although considered reasonable by Magna as of the date of this document, the 2022 Outlook above and the underlying assumptions may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth herein. The risks identified in the “Forward-Looking Statements” section below represent the primary factors which we believe could cause actual results to differ materially from our expectations.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	4

Key Drivers of Our Business

Our operating results are primarily dependent on the levels of North American, European and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer (“OEM”), we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

OEM production volumes are generally aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: general economic and political conditions; labour disruptions; free trade arrangements; tariffs; relative currency values; commodities prices; supply chains; infrastructure; availability and relative cost of skilled labour; regulatory considerations, including those related to environmental emissions and safety standards; and other factors. Additionally, COVID-19 has been impacting vehicle production volumes, including through: mandatory stay-at-home orders which restrict production; elevated employee absenteeism; and supply chain disruptions.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: interest rates and/or availability of credit; fuel and energy prices; relative currency values; regulatory restrictions on use of vehicles in certain megacities; and other factors. Additionally, COVID-19 has been impacting vehicle sales, including through mandatory stay-at-home orders which restrict operations of car dealerships, and could impact vehicle sales if consumer confidence declines due to deterioration in household incomes.

Russian Invasion of Ukraine

Magna's operations in Russia remain substantially idled. These operations currently consist of six facilities and approximately 2,000 employees which generated sales of $371 million in 2021, substantively to Hyundai and Volkswagen. As at March 31, 2022, our consolidated balance sheet included $440 million related to our investment in Russia, including $160 million of net assets and $280 million of deferred cumulative translation losses in accumulated other comprehensive loss. In addition to the risk factors discussed in our Annual Information Form and Annual Report on Form 40-F in respect of the year ended December 31, 2021, the continuing conflict is creating or exacerbating a broad range of risks, including with respect to:

•	global economic growth;
•	global vehicle production volumes;
•	inflationary pressures, including in energy, commodities, and transportation/logistics;
•	energy security in Western Europe, particularly in Germany and Austria where we have significant operations; and
•	supply chain fragility.

A material deterioration in any of the foregoing could have a material adverse effect on our business and results of operations.

Additionally, the sanctions regime imposed by G7 and other countries includes a range of measures which reduce the ability of companies from such sanctioning countries to fund or provide products or services to or through their Russian operations. The combination of continuing suspensions of production by western OEMs in Russia, as well as our own continuing idling of operations, may result in material changes to income for amounts recorded on our consolidated balance sheet related to our investment in Russia.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	5

NON-GAAP FINANCIAL MEASURES RECONCILIATION

Adjusted EBIT

The following table reconciles net income to Adjusted EBIT:

	For the three months ended March 31,
	2022	2021
Net Income	$379	$622
Add:
Interest expense, net	26	23
Other expense (income), net	61	(58)
Income taxes	41	183
Adjusted EBIT	$507	$770

Adjusted EBIT as a percentage of sales (“Adjusted EBIT margin”)

Adjusted EBIT as a percentage of sales is calculated in the table below:

	For the three months ended March 31,
	2022	2021
Sales	$9,642	$10,179
Adjusted EBIT	$507	$770
Adjusted EBIT as a percentage of sales	5.3%	7.6%

Adjusted diluted earnings per share

The following table reconciles net income attributable to Magna International Inc. to adjusted diluted earnings per share:

	For the three months ended March 31,
	2022	2021
Net income attributable to Magna International Inc.	$364	$615
Add (deduct):
Other expense (income), net	61	(58)
Tax effect on Other expense (income), net	(13)	9
Adjustments to Deferred Tax Valuation Allowances	(29)	-
Adjusted net income attributable to Magna International Inc.	$383	$566
Diluted weighted average number of Common Shares outstanding during the period (millions):	298.1	303.6
Adjusted diluted earnings per share	$1.28	$1.86

Certain of the forward-looking financial measures above are provided on a Non-GAAP basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with U.S. GAAP. To do so would be potentially misleading and not practical given the difficulty of projecting items that are not reflective of on-going operations in any future period. The magnitude of these items, however, may be significant.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	6

This press release together with our Management’s Discussion and Analysis of Results of Operations and Financial Position and our Interim Financial Statements are available in the Investor Relations section of our website at www.magna.com/company/investors and filed electronically through the System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com as well as on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov.

We will hold a conference call for interested analysts and shareholders to discuss our first quarter ended March 31, 2022 results on Friday, April 29, 2022 at 8:00 a.m. ET. The conference call will be chaired by Swamy Kotagiri, Chief Executive Officer. The number to use for this call from North America is 1-800-897-8505. International callers should use 1-416-981-9028. Please call in at least 10 minutes prior to the call start time. We will also webcast the conference call at www.magna.com. The slide presentation accompanying the conference call as well as our financial review summary will be available on our website Friday prior to the call.

TAGS

Quarterly earnings, financial results, vehicle production

INVESTOR CONTACT

Louis Tonelli, Vice-President, Investor Relations

louis.tonelli@magna.com │ 905.726.7035

MEDIA CONTACT

Tracy Fuerst, Vice-President, Corporate Communications & PR

tracy.fuerst@magna.com │ 248.761.7004

WEBCAST CONTACT

Nancy Hansford, Executive Assistant, Investor Relations

nancy.hansford@magna.com │ 905.726.7108

OUR BUSINESS (5)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 161,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 340 manufacturing operations and 89 product development, engineering and sales centres spanning 28 countries.

For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on Twitter @MagnaInt.

(5)  Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	7

FORWARD-LOOKING STATEMENTS

Certain statements in this press release constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements. The following table identifies the material forward-looking statements contained in this document, together with the material potential risks that we currently believe could cause actual results to differ materially from such forward-looking statements. Readers should also consider all of the risk factors which follow below the table:

Material Forward-Looking Statement	Material Potential Risks Related to Applicable Forward-Looking Statement
Light Vehicle Production

•       Light vehicle sales levels

•       Supply disruptions, including as a result of the current semiconductor chip shortage, COVID-19 related shutdowns, and/or Russia’s invasion of Ukraine

•       Production allocation decisions by OEMs

Total Sales Segment Sales

•       Mandatory COVID-19 lockdowns/stay-at-home orders, including in certain parts of China, could impact vehicle sales, vehicle production and our own production

•       Economic impact of COVID-19 and/or Russia’s invasion of Ukraine on consumer confidence

•       Supply disruptions, including as a result of a semiconductor chip shortage, COVID-19 related shutdowns, and/or Russia’s invasion of Ukraine

•       Elevated levels of inflation

•       Regional energy shortages and price increases

•       Concentration of sales with six customers

•       Shifts in market shares among vehicles or vehicle segments

•       Shifts in consumer “take rates” for products we sell

Adjusted EBIT Margin Net Income Attributable to Magna

•       Same risks as for Total Sales and Segment Sales above

•       Operational underperformance

•       Higher costs incurred to mitigate the risk of supply disruptions, including: materials price increases; higher-priced substitute supplies; premium freight costs to expedite shipments; production inefficiencies due to production lines being stopped/restarted unexpectedly based on customers’ production schedules; and price increases from sub-suppliers that have been negatively impacted by production inefficiencies

•       Price concessions

•       Commodity cost volatility

•       Higher labour costs

•       Tax risks

Equity Income	• Same risks as Adjusted EBIT Margin and Net Income Attributable to Magna • Risks related to conducting business through joint ventures

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. In addition to the factors in the table above, whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Risks Related to the Automotive Industry

•	economic cyclicality;
•	regional production volume declines;
•	intense competition;
•	potential restrictions on free trade;
•	trade disputes/tariffs;

Customer and Supplier Related Risks

•	concentration of sales with six customers;
•	emergence of potentially disruptive Electric Vehicle OEMs, including risks related to limited revenues/operating history of new OEM entrants;
•	OEM consolidation and cooperation;
•	shifts in market shares among vehicles or vehicle segments;
•	shifts in consumer "take rates" for products we sell;
•	dependence on outsourcing;
•	quarterly sales fluctuations;
•	potential loss of any material purchase orders;
•	a deterioration in the financial condition of our supply base;

Manufacturing/Operational Risks

•	risks arising from Russia’s invasion of Ukraine and compliance with the sanctions the regime imposed in response;
•	impact of the semiconductor chip shortages on OEM production volumes and on the efficiency of our operations;
•	risks related to COVID-19;
•	supply disruptions and higher costs to mitigate such disruptions;
•	regional energy shortages and price increases;
•	skilled labour attraction/retention;
•	product and new facility launch risks;
•	operational underperformance;
•	restructuring costs;
•	impairment charges;
•	labour disruptions;
•	climate change risks;
•	leadership succession;

IT Security/Cybersecurity Risk

•	IT/Cybersecurity breach;
•	Product Cybersecurity breach;

Pricing Risks

•	Inflationary pressures;
•	pricing risks between time of quote and award of new business;
•	price concessions;
•	commodity cost volatility;
•	declines in scrap steel/aluminum prices;

Warranty/Recall Risks

•	costs related to repair or replacement of defective products, including due to a recall;
•	warranty or recall costs that exceed warranty provision or insurance coverage limits;
•	product liability claims;

Acquisition Risks

•	competition for strategic acquisition targets;
•	inherent merger and acquisition risks;
•	acquisition integration risk;

Other Business Risks

•	risks related to conducting business through joint ventures;
•	our ability to consistently develop and commercialize innovative products or processes;
•	intellectual property risks;
•	our changing business risk profile as a result of increased investment in electrification and autonomous/assisted driving, including: higher R&D and engineering costs, and challenges in quoting for profitable returns on products for which we may not have significant quoting experience;
•	risks of conducting business in foreign markets;
•	fluctuations in relative currency values;
•	tax risks;
•	reduced financial flexibility as a result of an economic shock;
•	changes in credit ratings assigned to us;

Legal, Regulatory and Other Risks

•	antitrust risk;
•	legal claims and/or regulatory actions against us; and
•	changes in laws and regulations, including those related to vehicle emissions or made as a result of the COVID-19 pandemic.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	8

In evaluating forward-looking statements or forward-looking information, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the “Industry Trends and Risks” heading of our Management’s Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can be also found in our Annual Information Form.

MAGNA ANNOUNCES FIRST QUARTER 2022 RESULTS	CONNECT WITH MAGNA	9